NEWS RELEASE 08-21	Sept. 24, 2008

FRONTEER EARNS MAJORITY INTEREST IN LONG CANYON GOLD PROJECT, NEVADA

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that it has now earned a majority interest in Long Canyon, an important new gold project in northeastern Nevada.

Under the terms of the agreement with AuEx Ventures Inc. (“AuEx”), Fronteer has expended the required $5 million on exploration within a five-year period to vest a 51% interest in the project. AuEx and Fronteer entered into the exploration earn-in agreement on December 22, 2006.

Fronteer and AuEx will execute a formal joint venture agreement governing activities going forward for the Long Canyon project and Fronteer will continue as the project operator.

AuEx has elected to participate in pro-rata joint funding of the Long Canyon project. Fronteer has until December 10, 2008 to notify AuEx if it elects to earn an additional 14% interest in the project for a total of 65% by carrying all further costs through the completion of a feasibility study within five years.

Each party will reserve a 3% net smelter royalty on lands contributed by them to the Long Canyon project.

Ongoing drilling and detailed mapping continue to contribute to our understanding of gold mineralization at Long Canyon. The deposit is strongly oxidized and is exposed at surface. Mineralization is sediment-hosted and associated with fault and collapse breccias along a limestone-dolomite contact.

Fronteer plans to produce a project-first NI 43-101 resource estimate by year end.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$86 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the timing of a resource calculation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.